UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin'anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,
People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Issuance of Class A Ordinary Shares to Convertible Note Holders

As previously disclosed, on July 1, 2024, Quhuo Limited (the “Company”) issued senior convertible promissory notes (“Convertible Notes”) to certain minority shareholders (“Convertible Note Holders”) of Quhuo International Trade (HK) Limited (“Quhuo International”), a company incorporated under the laws of Hong Kong and a non-wholly-owned subsidiary of the Company, in connection with the acquisition of equity interest in Quhuo International.

On August 8, 2024, the Convertible Note Holders elected to convert the principal into Class A ordinary shares, par value US$0.0001 of the Company (“Class A Ordinary Shares”) at the fixed conversion price as contemplated in the Convertible Notes, resulting in an issuance of a total of 793,868,246 Class A Ordinary Shares (the “Conversion Shares”) of the Company on August 8, 2024. The Conversion Shares bear a restrictive legend and that the Convertible Note Holders may not transfer such Conversion Shares except pursuant to an effective registration statement covering the resale of such shares, or pursuant to an exemption from registration requirement under the Securities Act of 1933, as amended.

Incorporation by Reference

The Form 6-K and the exhibit to the Form 6-K, including any amendment and report filed for the purpose of updating such document, are incorporated by reference into the registration statement on Form F-3 of Quhuo Limited (File No. 333-273087), and shall be a part thereof from the date on which the Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	August 12, 2024	By:	/s/ Leslie Yu
Name: Leslie Yu
Title: Chairman and Chief Executive Officer